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SERVICES ACQUISITION CORP. INTERNATIONAL
401 East Olas Boulevard, Suite 1140
Fort Lauderdale, Florida 33301

June 28, 2005

VIA TELECOPY (202) 942-9516
Mr. John D. Reynolds
United States Securities and
Exchange Commission
Mail Stop 0504, 450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:
    Services Acquisition Corp. International (the "Company")
    Registration Statement on Form S-1 originally filed February 14, 2005
    (File No. 333-122812) (the "Registration Statement")

Dear Mr. Reynolds:

        The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m., Wednesday, June 29, 2005, or as soon thereafter as practicable.

        In connection with the foregoing request, the Company acknowledges the following:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
SERVICES ACQUISITION CORP. INTERNATIONAL
By:	/s/ THOMAS E. AUCAMP Thomas E. Aucamp Vice President

BROADBAND CAPITAL MANAGEMENT LLC
805 Third Avenue
15th Floor
New York, New York 10022

June 28, 2005

VIA TELECOPY
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549-0405
Attn: Duc Dang, Esq.

  RE:
  Services Acquisition Corp. International (the "Company")
  Registration Statement on Form S-1 originally filed February 14, 2005
  (File No. 333-122812) (the "Registration Statement")

Dear Mr. Dang:

        In connection with the Registration Statement on Form S-1 of Services Acquisition Corp. International, the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 p.m. on June 29, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,
BROADBAND CAPITAL MANAGEMENT LLC
By:	/s/ MICHAEL RAPP Michael Rapp Chairman and Chief Executive Officer

BROADBAND CAPITAL MANAGEMENT LLC
805 Third Avenue
15th Floor
New York, New York 10022

June 28, 2005

VIA TELECOPY
Mr. John D. Reynolds
United States Securities and
Exchange Commission
Mail Stop 0504, 450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:
    Services Acquisition Corp. International (the "Company")
    Registration Statement on Form S-1 originally filed February 14, 2005
    (File No. 333-122812) (the "Registration Statement")

Ladies and Gentlemen:

        In accordance with the provisions of Rule 460 under the Securities Act of 1933, as amended, the undersigned, as Underwriter of the proposed offering of securities of Services Acquisition Corp. International, hereby advises that copies of the Preliminary Prospectus, dated April 6, 2005, were distributed on or about April 7, 2005 as follows:

  100 to individual investors;

  30 to NASD members (which included    prospective underwriters and selected dealers); and

  350 to institutions.

        The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated April 6, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

Very truly yours,
BROADBAND CAPITAL MANAGEMENT LLC
By:	/s/ MICHAEL RAPP Michael Rapp Chairman and Chief Executive Officer

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SERVICES ACQUISITION CORP. INTERNATIONAL 401 East Olas Boulevard, Suite 1140 Fort Lauderdale, Florida 33301